Exhibit 99.2

CALEDONIA MINING CORPORATION	MARCH 27, 2015
Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation (“Caledonia” or the “Company”) is for the fiscal year ended December 31, 2014 (the “Year”) and the quarter ended December 31, 2014 (“Q4 2014 ” or the “Quarter”).  It should be read in conjunction with the Consolidated Financial Statements of Caledonia for the year ended December 31, 2014 (“the Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Production Costs
4.5.	Underground
4.6.	Metallurgical Plant
4.7.	Capital Projects
4.8.	Mineral Resources and Mineral Reserves
4.9.	Indigenisation
4.10.	Opportunities and Outlook
5.	Exploration and Project Development
5.1.	Blanket Exploration
5.2.	Blanket Satellite Prospects
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Financial Instruments
14.	Dividend Policy and Other Shareholder Information
15.	Securities Outstanding
16.	Risk Analysis
17.	Forward-Looking Statements
18.	Controls
19.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Consolidated Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS

	Q4 2013	Q4 2014	Year 2013	Year 2014	Comment
Gold produced (oz)	11,429	10,417	45,530	41,771	Gold production in 2014 was adversely affected by the lower head grade.
On-mine cost (US$/oz)1	666	704	613	652
On-mine costs for 2014 were higher than 2013 due to lower sales which means that on-mine fixed costs are spread over fewer ounces.   On-mine costs in Q4 of each year are higher than the annual average due to the effect of work-in-progress.

All-in Sustaining Cost (US$/oz) (“AISC”)	1,196	1,118	973	969
AISC decreased in Q4 and the Year due to lower royalties, lower refining charges, lower community costs (for the Year only) and lower sustaining capital investment the combined effects of which were reduced by higher administrative costs.

Gold Sales (oz)	9,454	9,604	45,048	42,927	Sales in Q4 2014 were higher than Q4 2013 despite lower production due to the lower level of work in progress at December 31, 2014. Sales in 2014 were lower than 2013 due to lower production.
Average realised gold price (US$/oz)	1,277	1,180	1,402	1,245	Lower realised gold prices in Q4 2014 and Year 2014 primarily due to the lower gold price.
Gross profit ($’m)2	4.5	4.4	29.9	20.5	Lower gross profit in 2014 compared to 2013 mainly due to the lower realised gold prices and lower production and sales.
Net (loss)/profit attributable to shareholders ($’m)	(14.3)	(0.5)	(3.1)	4.9
Net loss in the Q4 2013 and the Year 2013 was after an impairment charge of $14.2m in respect of the Nama project in Zambia.  Net loss in Q4 2014 was due to higher general and administrative expenses and a high tax charge in the Quarter. Profit for 2014 was adversely affected by lower gold production and the lower realised gold price.

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1 Non-IFRS measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

	Q4 2013	Q4 2014	Year 2013	Year 2014	Comment
Adjusted basic (loss)/earnings per share3 (cents)	(0.7)	1.6	27.6	12.1
Adjusted basic earnings per share excludes impairment charges, foreign exchange profits or losses, indigenisation expenses, deferred taxation and tax adjustments in respect of prior years and the costs of the Zambian operation.

Cash and cash equivalents ($’m)	25.2	26.8	25.2	26.8	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	2.8	2.2	14.7	13.7	Cash flow in Q4 and the year were lower due to the lower realised gold price and, for the year, the lower number of ounces sold the effect of which was reduced by lower tax payments.
Payments to the community and Zimbabwe government ($’m)	3.6	2.6	19.5	12.4
Payments include direct and indirect taxes, royalties, licence fees and levies. The total of such payments in 2014 was lower primarily due to lower income tax payable on the reduced profit, withholding tax and reduced royalty payments due to the lower prevailing gold price.

Dividend Policy and Shareholder Matters

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014 and at the end of January 2015.  It is currently envisaged that the existing dividend policy of 6 cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the Q2 results in August 2015.

Strategy and Outlook

Caledonia’s Board of Directors (the “Board”) and Management have reviewed alternative expansion and diversification plans for Caledonia and have concluded the best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative in the current adverse market conditions and offers investment returns that exceed alternative opportunities.

On November 3, 2014, Caledonia announced its revised investment plan (“Revised Plan”) and production projections for the Blanket Mine. The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

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3 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70,000-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

An independent preliminary economic assessment (the “PEA”) and a revised supporting technical report dated December 1, 2014, entitled “A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe” (the “Technical Report”) relating to the Blanket Mine, with an effective date of December 1, 2014, was prepared in respect of the Revised Plan by Minxcon Consulting (Pty) Ltd. (“Minxcon”), in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) . The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is threfore no certainty that the PEA will be realized.  The key conclusions arising from the PEA are as follows:

•	the IRR arising from the Revised Plan was calculated at 267 per cent4;

•	the NPV for the Blanket Mine arising from reserves and the inferred resources used in the Revised Plan was calculated at US$147 million4; and

•
of the gold that will need to be produced so that the cumulative cash flow arising from the Revised Plan becomes positive (i.e. the “Payback Area”), only 3 per cent will come from resources that are currently classified as inferred.

Management and Board changes

On July 15, 2014, Caledonia provided Epicure Overseas S.A. (“Epicure”), a company at arm’s length to Caledonia, with six months’ notice to terminate the contract, between Caledonia and Epicure, pursuant to which Epicure provided the services of Mr. Stefan Hayden as President and Chief Executive Officer (“CEO”).  Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and Chief Executive Officer failed to reach agreement.

On November 18, 2014, Mr. Hayden stepped down as President and Chief Executive Officer and Mr. Steve Curtis was appointed as Caledonia’s President and Chief Executive Officer (“CEO”) in succession to Mr. Stefan Hayden. Mr. Curtis, a Chartered Accountant with over 30 years’ experience, was previously Caledonia’s Chief Financial Officer (“CFO”).  Mr. Curtis has been a key member of Caledonia’s management team since he joined Caledonia in April 2006 and was elected to the Board in 2008.  Mr. Curtis will be supported in his role as President and CEO by Caledonia’s existing management team which has been expanded over the last 15 months and comprises Mr. Dana Roets, the Chief Operating Officer, and Mr. Mark Learmonth the Chief Financial Officer and formerly Vice President, Investor Relations and Corporate Development.  Mr. Learmonth is a Chartered Accountant and has 15 years of investment banking experience in London and Johannesburg before joining Caledonia in 2008.

On December 6, 2014, Mr. Stefan Hayden resigned as a non-executive director of Caledonia.

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4 IRR and NPV are derived using an assumed real gold price of US$1,250 per ounce;   NPV is calculated using a real discount rate of 8.36 per cent.  Further assumptions are set out in the Technical Report

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the years ended December 31, 2014, 2013 and 2012, and the quarters ended December 31, 2014 and 2013 prepared under IFRS.

Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars except per share amounts)
	For the 3		For the 12 months ended
	months ended		Dec 31
	Dec 31
	2014	2013	2014	2013	2012
	$	$	$	$	$
Revenue	12,972	12,114	59,082	65,113	75,221
Royalty	(659)	(893)	(3,889)	(4,544)	(5,261)
Production costs	(7,082)	(5,919)	(30,812)	(27,412)	(25,653)
Depreciation	(796)	(818)	(3,908)	(3,276)	(3,392)
Gross profit	4,435	4,484	20,473	29,881	40,915
Other (expense)/income	(29)	-	28	-	-
Administrative expenses	(2,796)	(2,067)	(8,157)	(7,772)	(4,055)
Share-based payment expense	-	(68)	-	(68)	(14,569)
Indigenisation expenses (i)	-	-	-	-	(1,700)
Foreign exchange gain/(loss)	659	1,677	1,176	1,677	(4)
Impairment	(196)	(14,203)	(196)	(14,203)	(330)
Results from operating activities	2,073	(10,177)	13,324	9,515	20,257
Net finance (cost)/income	(69)	102	(155)	(108)	(81)
Profit before tax	2,004	(10,075)	13,169	9,407	20,176
Tax expense	(2,320)	(4,279)	(6,604)	(9,897)	(12,818)
Profit/(Loss) for the period	(316)	(14,354)	6,565	(490)	7,358
Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	1,440	38	3,848	2,254	(1,589)
Tax on other comprehensive income	122	-	122	-	-
Other comprehensive income/(loss) net of income tax	1,562	38	3,970	2,254	(1,589)
Total comprehensive income/(loss) for the period	1,246	(14,316)	10,535	1,764	5,769
Profit/(Loss) attributable to:
Shareholders of the Company	(480)	(14,436)	4,897	(3,055)	8,720
Non-controlling interests	164	82	1,668	2,565	(1,362)
Profit/(Loss) for the period	(316)	(14,354)	6,565	(490)	7,358
Total comprehensive income/(loss) attributable to:
Shareholders of the Company	1,064	(14,345)	8,833	(726)	7,112
Non-controlling interests	182	29	1,702	2,490	(1,343)
Total comprehensive income/(loss) for the period	1,246	(14,316)	10,535	1,764	5,769
Earnings/(Loss) per share (cents)(iii)
Basic	(1.1)	(27.7)	9.3	(6.1)	17.2
Diluted	(1.1)	(27.7)	9.3	(6.1)	17.2
Adjusted earnings per share (cents) (ii)(iii)
Basic	1.6	(0.5)	12.1	27.7	49.9
Diluted	1.6	(0.5)	12.1	27.7	49.9

(i)
Expenses relating to the Zimbabwe indigenisation transaction were previously included in Administrative expenses.  These expenses are now presented separately as they are relevant to the understanding of Caledonia’s financial performance. The presentation of comparative figures has been aligned accordingly.

(ii)
EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation, impairments, tax adjustments in respect of prior years and foreign exchange profits and losses, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 for a discussion of non-IFRS measures

(iii)	The EPS for 2012 has been restated based on the 10:1 consolidation that took place in that year.

Revenues in 2014 were lower than 2013 and 2012 primarily due to the lower realised gold price and also lower gold sales.  The average realised gold price in 2014 was US$1,245 per ounce, 11% lower than the average realised price per ounce in 2013 and 25% lower than the average realised gold price in 2012.  The average realised gold price in Q4 of 2014 was 6% lower than the average realised price in the preceding quarter and 8% lower than the average realised gold price in the comparable quarter.  The realised gold price in 2014 represents 98.5% of the value of the gold that is sold by Blanket in terms of its sale agreement with Fidelity Printers and Refiners Ltd (“Fidelity”).  Changes to Zimbabwean legislation in January 2014 required all Zimbabwean gold producers to sell their production to Fidelity.  Prior to this change, Blanket sold its gold to a non-Zimbabwean refiner and received 100% of the value of the gold contained.

Gold sales in 2014 were 42,927 ounces, 4.7% lower than in 2013 and 5.0% lower than in 2012.  Sales in 2014 included sales of 1,978 ounces of work-in-progress brought forward from 2013 but excludes 813 ounces of work in progress as at December 31, 2014 which was sold in January 2015.  Gold sales in Q4 of 2014 were 9,604 ounces compared to 9,890 ounces in the preceding quarter and 9,454 ounces in the comparable quarter.  Gold sales in Q4 of 2014 and Q4 of 2013 exclude work-in-progress of 813 ounces and 1,978 ounces respectively.  Gold production is discussed in Section 4.3 of this MD&A.

Production costs for 2014 amounted to $30,812,000, 12.4% higher than in 2013 and 20.1% higher than in 2012 representing an on-mine cash cost5 of US$652 (2013: US$613) per ounce of gold sold.  The All-in Sustaining Cost5 per ounce of gold sold during 2014 was US$969 (2013: US$973).  Further discussion of production costs is set out in Section 4.4 of this MD&A.

Administrative expenses in 2014 amounted to $8,157,000 (2013:$7,772,000).  Administrative expenses in Q4 of 2014 were $2,796,000 compared to $1,754,000 in the preceding quarter and $2,067,000 in the comparable quarter.  Administrative expenses are analysed in Note 9 to the Consolidated Financial Statements.  The higher administrative expense in the Year and the Quarter reflects increased wages and salaries resulting from the strengthening of the management team, increased professional and legal consulting fees and the cost of Caledonia’s office in Zambia, which are no longer capitalised.  Caledonia’s management team has been strengthened by the appointment of the Chief Operating Officer in August 2013, the appointment of an individual to assist in the areas of project management and mine design, and an assistant to the CFO.  As discussed in section 4.10 of the MD&A, it is expected that administrative expenses will be reduced in 2015.

The foreign currency gain is a non-cash item which reflects the profit arising on the translation into the functional currency of both the Canadian and South African entities where the cash balances they hold are in currencies other than their functional currency.

The impairment in 2014 primarily reflects the writing down of office equipment and fittings at the offices of Caledonia’s subsidiary in Lusaka, Zambia.  In early 2015 Caledonia initiated the process to close the Zambian office and to withdraw entirely from Zambia, hence the impairment in 2014 of the remaining assets held in Zambia.  The impairment in 2013 of $14.2 million primarily reflects the impairment of the Company’s cobalt and copper exploration projects at the Nama Project in Zambia (the “Nama Project”).

The taxation charge includes Zimbabwean income tax on the profits arising at Blanket, Zimbabwean withholding tax on payments out of Zimbabwe, South African income tax on inter-company profits arising in South Africa, UK tax on interest earned on facilitation loans granted in Zimbabwe (including an accrual in respect of 2013), deferred tax and adjustments in respect of prior year estimates.  The Zimbabwean income tax charge in 2014 also reflects a change in the regulations which means that with effect January 1, 2014 the royalty payable to the Zimbabwe government was no longer allowable as a deduction for the purposes of calculating income tax.  The royalty rate from January 1, 2013 to September 30, 2014 was 7%. With effect from October 1, 2014 the royalty rate was reduced to 5% which effectively neutralises the adverse effect arising from the dis-allowance of the royalty deduction.  The tax charge shown in the consolidated statement of profit or loss represents 50.1% of consolidated profit before tax.  After deducting deferred taxation of $780,000, withholding tax of $980,000, South African income tax arising on inter-company profits of $333,000, an adjustment to prior year estimates for South African income tax of $300,000 and adding back a net credit of $515,000 in respect of adjustments, the resultant charge of $4,726,000 represents 35.9% of the consolidated profit before tax.  As discussed in section 4.10 of this MD&A, Caledonia is investigating measures to reduce the group tax burden which arise from inefficiencies in Caledonia’s group structure.

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5 Non-IFRS measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “adjusted earnings per share” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The non-controlling interest is the profit attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Consolidated Financial Statements.

The adjusted earnings per share is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses, non-cash items such as impairments and deferred tax and the Zambian administrative expenses.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Risks that may affect Caledonia’s future financial condition are discussed in Section 16 of the MD&A.

The table below sets out the consolidated statements of cash flows for the twelve months to December 31, 2014, 2013 and 2012 prepared under IFRS.

Consolidated Statements of Cash Flows (In thousands of Canadian dollars)
	For the 12 months ended Dec 31,
	2014	2013	2012
	$	$	$
Cash flows from operating activities
Cash generated by operating activities	18,822	22,768	41,420
Net interest paid	(118)	(108)	(81)
Tax paid	(4,999)	(7,974)	(11,618)
Net cash from operating activities	13,705	14,686	29,721

Cash flows from investing activities
Acquisition of Property, plant and equipment	(6,786)	(11,738)	(7,909)
Proceeds on sale of investment	-	-	38
Net cash used in investing activities	(6,786)	(11,738)	(7,871)

Cash flows from financing activities
Advance dividends paid	-	(1,987)	(3,739)
Dividends paid	(3,974)	(5,947)	-
Proceeds from the exercise of share options	-	470	974
Net cash used in financing activities	(3,974)	(7,464)	(2,765)
Net increase/(decrease) in cash and cash equivalents	2,945	(4,516)	19,085
Cash and cash equivalents at beginning of the year	23,426	27,942	9,256
Effect of exchange rate fluctuations on cash held	467	-	(399)
Cash and cash equivalents at year end	26,838	23,426	27,942

Cash generated from operating activities is analysed in Note 23 to the Consolidated Financial Statements.  Cash generated from operating activities was lower in 2014 compared to 2013 due to lower gold sales and the lower realised gold price.

Tax paid in 2014 of $4,999,000  includes $980,000 of withholding tax  and was after a net credit of US$ (and I mean US$) 797,000 in respect of prior year Zimbabwean income tax charges, which was offset against the Zimbabwean income tax paid in 2014.

Investment in property, plant and equipment in 2014 were lower than in the respective comparative periods.  The reduction was due mainly to reduced investment that is required to sustain current operations which reflects the good condition of the plant and equipment following intensive investment in previous years.   Blanket’s capital projects are described in Sections 4.7 and 5 of this MD&A.  Higher capital investment is anticipated in future years due to the implementation of the Revised Plan.

The dividends paid in 2014 relate to the quarterly dividends of 1.5 Canadian cents per share which were paid by Caledonia in terms of the quarterly dividend policy, announced in November 2013.  The consolidated dividends also include $847,000 of dividends that were paid to Blanket’s indigenous shareholders after retentions to repay the facilitation loans as described in Section 4.9 of this MD&A.

At December 31, 2014, Caledonia’s cash was held with banks primarily in the United Kingdom, Canada and in non-resident accounts in South Africa.

The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2014, 2013 and 2012 prepared under IFRS.

Consolidated Statements of Financial Position
(In thousands of Canadian dollars)	As at	Dec 31,	Dec 31,	Dec 31,
		2014	2013	2012
		$	$	$
Total non-current assets		40,388	33,448	36,533
Inventories		7,571	6,866	5,508
Prepayments		348	177	126
Income tax receivable		111	-	-
Trade and other receivables		2,040	3,889	1,718
Cash and cash equivalents		26,838	25,222	27,942
Total assets		77,296	69,602	71,827
Total non-current liabilities		12,980	10,094	6,928
Trade and other payables		3,791	4,600	5,775
Zimbabwe advance dividend accrual		-	-	1,987
Income taxes payable		1,990	1,138	1,518
Bank overdraft		-	1,796	-
Total liabilities		18,761	17,628	16,208
Total equity		58,535	51,974	55,619
Total equity and liabilities		77,296	69,602	71,827

The net book value of non-current assets increased largely due to the devaluation of the Canadian dollar against the US dollar: Blanket’s non-current assets, which are held in US dollars and which comprise the majority of Caledonia’s consolidated non-current assets, increased by US$2.5 million, which is due to continued investment in plant, equipment and mineral properties.

Inventories comprise consumable stores and gold in progress.  Consumable stores increased by approximately $937,000 in 2014 due to the appreciation of the US dollar against the Canadian dollar and the continued build-up of stock of consumables and other equipment for use at Blanket’s capital projects.  Gold-in-progress at December 31, 2014 was $639,000, $232,000 lower than the prior year, which was due to the reduced ounces of work-in-progress at the end of 2014 compared to the end of 2013.  The level of work-in-progress at each year end is determined by the timing of deliveries of bullion during the year-end holiday period in Zimbabwe.

The income tax receivable represents the outcome of a successful legal action that was taken by Blanket against the Zimbabwe Revenue Authority in respect of a tax dispute relating to a previous year.  Having received judgement in its favour, Blanket is able to offset an amount of approximately US$680,000 against current income tax liabilities in Zimbabwe, most of which was utilised in Q4 of 2014.  As at December 31, 2014, Blanket had an amount of $111,000 to offset against future income tax liabilities arising in Zimbabwe.

Trade and other receivables as at December 31, 2014 includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 14 to the Consolidated Financial Statements.  The reduction in trade and other receivables reflects the fact that there was no bullion receivable at the end of 2014 as payment for the last bar that was delivered in 2014 was received prior to December 31, 2014.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

(Thousands of Canadian dollars except per share amounts)	Mar 31, 2013	June 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	June 30, 2014	Sept 30 2014	Dec 31, 2014
Revenue from operations	19,218	17,190	16,591	12,114	17,063	15,555	13,492	12,972
Profit/(loss) after tax from operations	5,530	3,055	4,589	(14,354)	3,091	2,522	1,268	(316)
Earnings/(loss) per share – basic (cents)	9	5.8	7.2	(27.7)	4.7	3.5	2.2	(1.1)
Earnings/(loss) per share – diluted (cents)	9	5.8	7.2	(27.7)	4.7	3.4	2.2	(1.1)
Cash and cash equivalents	25,189	22,475	25,099	25,222	26,714	25,842	26,854	26,838

Our quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

4.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding six quarters.

Blanket Mine Safety Statistics
Incident Classification	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fatal	0	1	0	0	0	0	0
Lost time injury	1	7	2	1	2	2	1
Restricted work activity	7	5	9	6	4	12	9
First aid	2	2	0	2	2	4	0
Medical aid	3	2	3	3	2	2	1
Occupational illness	0	0	0	0	0	0	0
Total	13	17	14	12	10	20	11
Incidents	12	11	17	10	6	4	19
Near misses	4	7	3	2	2	4	1
Disability Injury Frequency Rate (i)	0.25	1.75	0.46	0.24	0.49	0.49	0.24
Total Injury Frequency Rate (ii)	3.25	4.00	3.20	2.86	2.46	4.94	4.32
Man-hours worked (thousands)	801	800	865	840	812	810	833

(i)  A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked.  This includes accidents that could have caused injuries.

The number of injuries incurred in Q4 was 45% lower than in the preceding quarter and reflects the intensive focus on the area of safety and health by Blanket management in recent quarters.  Management continues to be concerned at the relatively high proportion of reportable injuries compared to total incidents and the relatively low number of reported Near Misses, which may be symptomatic of a failure by workers to report minor incidents which did not result in an injury.  It is only by full and transparent reporting of all incidents, no matter how minor, that management can identify areas where systems and procedures should be improved or where adherence to approved procedures needs to be reinforced.  NOSA, an occupational health and safety specialist, continues to be involved in training staff on SHE auditing.

During the Quarter, in addition to the usual training courses, 154 personnel received induction training and 238 employees were trained on incident investigation and the implementation of the SHE management systems.

There were no significant adverse environmental issues during 2014.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,589
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653
Quarter 4	2013	-	-	3,569	3,569
Year 2013	2013	2,147	2,000	15,354	19,501
Quarter 1	2014	-	-	3,026	3,026
Quarter 2	2014	5	-	3,617	3,622
Quarter 3	2014	-	-	3,090	3,090
Quarter 4	2014	30	-	2,586	2,616
Year 2014	2014	35	-	12,319	12,354

The final installment of the advance dividend payments that were payable to GCSOT in terms of Blanket’s indigenisation transaction was made in the second quarter of 2013.  No further dividends will be payable to GCSOT until the advance dividends have been repaid by the offset of future dividends on Blanket shares that are owned by GCSOT.  From January 1, 2014, Blanket has sold its gold production to Fidelity, a subsidiary of the Reserve Bank of Zimbabwe.  Blanket was paid 98.5% of the value of the gold it delivers to Fidelity, the balance of 1.5% is retained by Fidelity and is included in the payments shown above.  With effect from February 3, 2015 Blanket is expected to receive 98.75% of the value of the gold it delivers to Fidelity.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced and the average realised price per ounce during the Quarter, the preceding 7 quarters and January and February 2015 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz)
Year	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,472	1,600
Quarter 2	2013	101,174	3.82	93.2	11,587	1,373
Quarter 3	2013	99,386	4.03	93.6	12,042	1,330
Quarter 4	2013	105,258	3.63	93.1	11,429	1,277
Year	2013	392,320	3.88	93.3	45,530	1,402
Quarter 1	2014	92,846	3.67	93.6	10,241	1,268
Quarter 2	2014	99,229	3.74	94.1	11,223	1,265
Quarter 3	2014	98,575	3.34	93.4	9,890	1,252
Quarter 4	2014	100,085	3.47	93.2	10,417	1,180
Year	2014	390,735	3.55	93.4	41,771	1,245
January 2015	2015	38,582	3.10	92.9	3,573	1,268
February 2015	2015	33,308	3.25	92.7	3,223	1,212

Gold production in the Quarter increased from the preceding quarter due to the higher grade and increased tonnes processed the effects of which were partially offset by a slight reduction in gold recovery.  Combined production in January and February 2015 was on target.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A.

4.4	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the Year and the comparative quarter and year have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cost per ounce(i), which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce(i), which shows the On-mine Cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base  that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce(i), which shows the All-in Sustaining Cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine: Cost per Ounce of Gold Sold (US$/oz)
	Year 2012	Q4 2013	Year 2013	Q4 2014	Year 2014
On-Mine Cost (i)	570	666	613	704	652
Royalty(i)	116	89	98	59	82
Permitting costs related to current operations	5	3	3	3	3
3rd party smelting, refining and transport costs	6	6	7	-	-
Operating cost per ounce	698	766	721	766	736
Corporate general and administrative costs (incl. share based remuneration)	90	207	167	265	173
Community costs included in G&A not related to current production			(44)
Reclamation and remediation of operating sites	2	5	2	2	2
Exploration and study costs	-	5	2	3	3
Capital expenditure	67	213	125	82	55
All-in Sustaining Cost per ounce (i)	857	1,196	973	1,118	969
Costs not related to current production
Community costs	25	-	47	-	-
Permitting costs	17	1	2	1	1
Exploration and study costs	-	4	3	2	2
Capital expenditure	29	97	78	76	89
All-in Cost per ounce (i)	929	1,298	1,103	1,198	1,062
(i) non-IFRS measure: refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty.  The ounces of gold sold in 2014 was 4.7% and 5.0% lower than in 2013 and 2012 respectively.  Approximately 60% of Blanket’s costs are fixed, therefore lower production and sales results in a higher cost per ounce for 2014 when compared to 2013 and 2012.  The average grade of ore milled in 2014 was 3.55g/t compared to 3.88 g/t in 2013 and 4.16 g/t in 2012 as discussed in Section 4.5 of this MD&A.  Unit mining and processing costs are determined by the tonnage of material processed, irrespective of the gold contained.  Thus the lower grades tend to increase the cost per ounce of gold produced.  The On-mine Cost per ounce in the Quarter and the Year remained within the anticipated range, given the actual level of sales and the actual grade of the material processed.   Certain changes to the mining method at the AR Main body (as discussed in section 4.5) have tended to increase On-Mine Costs in Quarter 4.  The incidence of working capital at the end of Q4 in each year has the effect of increasing the Q4 cost per ounce.

The Royalty is payable to the Zimbabwean government.  The reduction in the royalty cost per ounce in Q4 of 2014 reflects the reduction in the royalty rate from 7% to 5% with effect from October 1, 2014.  The lower royalty per ounce in 2014 compared to previous years reflects the lower gold price.  Third party smelting and refining costs have reduced significantly since Blanket commenced sales of gold to Fidelity Printers and Refiners in Zimbabwe.  From January 1, 2014, such charges have been absorbed into revenues and are therefore shown as a reduction in the realised price of gold.

Corporate general and administrative costs increased in the quarter due to higher legal and consulting fees, a significant proportion of which were incurred in respect of events and activities which are not expected to recur.  Management has taken measures which are expected to progressively reduce the dollar-cost of general and administrative costs over the course of 2015.  Thereafter, the general and administrative cost per ounce is expected to decrease further as production increases from 2016 onwards in terms of the revised life of mine plan.

Sustaining capital expenditure varies from quarter to quarter depending on the timing of the purchase of specific higher value items of equipment. Over the course of 2014, sustaining capital investment was close to the target of approximately $50 per ounce.

Expansion capital investment includes investment in respect of Blanket’s capital projects, which are discussed in section 4.7 of this MD&A.   In terms of Blanket’s Revised Plan, which was announced on November 3, 2014, capital investment is expected to increase significantly in 2015, 2016 and 2017 before the resultant increases in production materialise.  Thus the expansion capital investment cost per ounce of gold sold is expected to increase substantially in future years.

4.5	Underground

Low grades continue to be encountered at AR Main due to internal waste and this situation is expected to continue for several quarters.  The average head grade achieved over the entire mining operations in the Quarter was 3.47 g/t, which compares to target grade of 3.83 g/t.  To minimise dilution at AR Main and improve grade control, the mining method at AR Main has been changed from long-hole stoping to short-hole sub-level benching and this contributed to a slight improvement in the average achieved head grade from 3.34 g/t, which was achieved in the previous quarter.

Production early in the Quarter was adversely affected by the introduction of capital equipment onto 22-Level to commence work on the Tramming Loop.  Tonnes hoisted in the quarter were approximately 4% lower than target.  By the end of the quarter, the situation had improved following the introduction of an additional locomotive on 22-Level.

To address the lower grades and reduced mining rate at AR Main, new production areas have been opened up at Lima and Eroica.  The new production areas are further away from the No. 4 Shaft, which is the main rock-hoisting shaft, and this has put further pressure on the single-track underground haulage system. This constraint is being addressed by the development of the Tramming Loop, which is part of the Revised Plan, and will, when complete in mid-2015, significantly improve the ability to haul mineralised material and waste.

As set out in Sections 4.7 and 4.10 on November 3, 2014 Caledonia announced the Revised Plan for Blanket Mine.  The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a “Tramming Loop” parallel to the existing 22 Level haulage, which allows one-way travel and facilitates improved tramming efficiency.

Underground development activities continued throughout the Quarter and the total development advance was 1,442 meters compared to a planned advance of 1,738 meters.  The shortfall against plan was due to insufficient compressed air and lost shifts arising from leave requests at the end of the Quarter.

Blanket’s installed compressor capacity during the Quarter was only just sufficient to provide the required amount of compressed air.  Any breakdowns of this equipment meant there was insufficient compressed air to carry out production as well as development work: in these circumstances development work was suspended in order to maintain production.  Installation of the new Centac compressor remained stalled in the Quarter due to the continued inability of the Zimbabwe Electricity Transmission and Distribution Corporation, the state-owned electricity distribution company, to service their faulty transformer and equipment.  Blanket has therefore purchased its own transformer which was commissioned in January 2015 and has significantly improved the supply of compressed air with the Centac now operational.

Blanket’s 2015 budget includes provision for the recruitment of additional workers so that leave requirements can be accommodated without a resultant loss in shifts.

4.6	Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at budgeted efficiency – recovery was 93.2%, compared to the target of 93.3%.  Throughput was 47.5 tonnes per hour compared to the planned throughput of 51.0 tonnes per hour.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter.

4.7           Capital Projects

The main capital developments are:
•	the Tramming Loop;
•	the No. 6 Winze Project - Shaft Deepening from 750 to the 930 meter level; and
•	the haulage extension on 22 Level from AR Main to Lima;
•	the Central Shaft

Further information on these Projects is set out below.

Tramming Loop

The Tramming Loop is being developed on 22 Level to improve underground logistics by increasing the amount of mineralized material and waste that can be transported to the No. 4 Shaft.  Work on the Loop commenced at the end of October 2014.  Of the 800 meters required to complete the loop, 16 meters had been completed at November 7, 2014.  As at the end of February 2015, 450 meters had been completed and this project is on schedule for completion as planned.  This project is expected to be completed in June 2015, slightly ahead of schedule

No. 6 Winze Project - Shaft Deepening to 930 meters

The No. 6 Winze Project will provide access to the four Blanket resource bodies below 22 Level, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  The pre-production capital cost of this project is estimated to be US$5 million, which will be funded from Blanket’s internal cash flows.  Progress on sinking was hampered by the continued inability to clear waste rock using mechanical cleaning.  Removal of waste is now done manually and sinking progress is now at an acceptable rate.  The shaft reached 890 meters below surface, which will be the main production level and the main station has been mined at this level.  A further 40 meters remains to be sunk to accommodate rock handling facilities.  This project is expected to be completed according to the revised schedule at the end of July 2015.

22 Level Haulage Extension
The 22 Level haulage extension will eventually complete the link between all sections of the Blanket Mine, from the Blanket Section to the Lima section in the north over a distance of 2,000 metres on the 22 Level (750 meters below surface).  Work on the 22 Level haulage has been temporarily suspended so that work can progress with the Tramming Loop.  To date, the haulage has advanced as far as Eroica where reef development is taking place between 750m and 630m.  This work will provide access to the depth continuity of Eroica where an inferred resource of 300,000 tonnes at a gold grade of 3.5g/t has been outlined.

Central Shaft
The Central Shaft is the main component of the Revised Plan which is discussed in Section 4.10 of the MD&A.  Sinking work on the Central Shaft is scheduled to commence in July 2015.  The shaft sinking methodology has been amended:  instead of the shaft being sunk in two simultaneous phases, the shaft will now be sunk in one single continuous phase from surface to 1,080 meters.  The estimated completion date of the shaft has been moved from mid-2017 to early 2018.  This change has no effect on the projected timing for the start of production from the Central Shaft and no adverse effect on economic return arising from the project as set out in the PEA.  Early in 2015 work commenced on clearing the ground so that pre-sink work can commence in late March, 2015.  Also in 2015, two 3,100 kW double-drum winders have been purchased which, once refurbished, will be sufficient for the sinking phase and eventual production with the capacity to reach a depth of 2,000 meters below surface.

4.8           Mineral Resources and Mineral Reserves

The Technical Report dated December 1, 2014 relating to the Blanket Mine was prepared by Minxcon, in compliance with NI 43-101.

Minxcon is a mining industry consulting company based in South Africa.  Minxcon reviewed the mineral reserve and mineral resource calculation procedures for the Blanket Mine as at August 31, 2014.  Minxcon’s mineral resource and mineral reserve estimates are set out in the following tables:

MINERAL RESOURCES – (August 2014)
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,572,733	3.91	197,606
Indicated Resources	2,478,902	3.77	300,288
Total Measured and Indicated	4,051,635	3.82	497,895
Inferred Resources*	3,344,831	5.11	549,963

Notes:
Mineral Resources are reported inclusive of Mineral Reserves Prior to the preparation of the Technical Report, Blanket Mine reported resources exclusive of reserves. However, as the mine matured an increasing proportion of the “reserve” accumulated in pillars which are unlikely to be mined in the immediate future. In order to distinguish between the currently available reserves and pillar blocks which are not immediately available, Blanket Mine’s Technical Department has elected to report mineral resources inclusive of mineral reserves. Accordingly, these pillar tonnages are now reported under the Measured Resource category until they are scheduled in the mine plan.
Resource estimate is based on a gold price of US$1,300/oz
Mineral Resources are stated at a 1.96 g/t cut-off.
Tonnages are stated at an in-situ relative density of 2.86 t/m3.
Inferred Resources are expressed separately from the Measured and Indicated category.
* Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – (August, 2014)
Mineral Reserve Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	856,005	3.40	93,638
Probable Reserves	2,077,828	3.78	252,758
Total Proven & Probable Reserves	2,933,833	3.67	346,396

Notes:
As noted above, Mineral Reserves are also included in the above table of Mineral Resources.
Reserve estimate is based on a gold price of US$1,250/oz and a cash cost of US$71/tonne milled.
Blanket pay limit (cut-off grade) is 2.03 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.
The above tables use the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full Technical Report can be viewed on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Since the calculation of the above figures as at August 31, 2014, the Company has mined 131,500 tons with an average recovered gold grade of 3.16 grams per ton, the majority of which has been from within the reserve blocks to produce 13,349 ounces of gold at a recovery of 93.2%.   An updated internal estimate of Blanket’s mineral reserves and resources as at December 31, 2014 has been prepared by Blanket Mines’ Technical Department following the standards and procedures required by NI 43-101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied. A cut-off grade (pay limit) of 2.03 g/t based on a gold price of US$1250/oz, was applied.  Tonnages were increased by 7.5% to allow for dilution at zero grade and the grade adjusted accordingly.  A metallurgical recovery of 93% was applied, marginally less than the 3 year historical 93.3% recovered grade.  The Mineral Reserve and Mineral Resource estimates included in this report have been reviewed and approved by Dr Trevor Pearton, Caledonia’s Qualified Person and the results are presented in the following tables:

MINERAL RESOURCES – December 31, 2014
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,547,400	3.89	193,700
Indicated Resources	2,493,400	3.75	300,250
Total Measured and Indicated	4,040,800	3.80	493,950
Inferred Resources*	3,344,800	5.11	550,000

Notes:
Mineral Resources are reported inclusive of Mineral Reserves (See Note to table of Mineral Resources (August 2014) on page 15 above).
Resource estimate is based on a gold price of US$1,300/oz
Mineral Resources are stated at a 1.96 g/t cut-off.
Tonnages are rounded to the nearest 100 and ounces to the nearest 50.
Tonnages are stated at an in-situ relative density of 2.86 t/m3.
Inferred Resources are expressed separately from the Measured and Indicated category.
* Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – December 31, 2014
Mineral Reserve Category	Tonnnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	872,900	3.33	93,550
Probable Reserves	2,034,000	3.60	235,650
Total Proven & Probable Reserves	2,906,900	3.52	329,200

Notes:
Mineral Resources are reported inclusive of Mineral Reserves**.
Reserve estimate is based on a gold price of US$1,250/oz and a cash cost of US$71/ tonne milled.
Blanket pay limit (cut-off) is 2.03 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).
Tonnages are rounded to the nearest 100 and ounces to the nearest 50.

Relative to the independent estimate of mineral resources and mineral reserves as at August 31, 2014, the Reserves have decreased by 0.9% in terms of tonnage.  Resources expressed in terms of tonnage have declined by 0.3% over the same period.

While Blanket Mine has generally recorded 100% conversion of resources to reserves (past 10 years), this high rate of conversion cannot be assumed to occur in future. Blanket Mine is situated in a country which is widely considered to be politically unstable, and this may impact on the reserve life of the mine which at present is estimated at between 7 and 8 years based on the Revised Plan. However, Blanket Mine is fully indigenized and compliant with all legislation within Zimbabwe and as such is expected to be able to operate within normal business parameters for the foreseeable future.

4.9           Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  It is anticipated that Blanket will suspend dividend payments in 2015 and until early 2016 in order to fund the capital projects provided under the Revised Plan as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia’s cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia’s financial statements.

The outstanding balance of the facilitation loans as at December 31, 2014 was US$31.3 million (September 30, 2014, US$30.7 million).  Blanket’s dividend payments in the Quarter which were used to repay the facilitation loans were approximately the same as the interest which accumulated on the loans. The overall level of the facilitation loans at December 30, 2014 is broadly as anticipated when the indigenisation transactions were concluded in September 2012. The vendor facilitation loans are not shown as receivables in the Consolidated Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Consolidated Financial Statements.

4.10           Opportunities and Outlook

Revised Investment Plan to Increase Production

On November 3, 2014 Caledonia announced the Revised Plan and production projections for the Blanket Mine. The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The Revised Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

The Revised Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

The new Central Shaft and the deepening of No 6 winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  The PEA has been prepared in respect of the inferred mineral resources below 750 meters.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.

Minxcon completed a scoping level study on Blanket’s revised LOM Plan in the form of a PEA, a summary of which is included in the Technical Report.  The key conclusions arising from the PEA are as follows:

•	the IRR arising from the Revised Plan was calculated at 267 per cent;

•	the NPV for the Blanket Mine arising from reserves and the inferred resources used in the Revised Plan was calculated at US$147 million; and

•
of the gold that will need to be produced so that the cumulative cash flow arising from the Revised Plan becomes positive (i.e. the “Payback Area”), only 3 per cent will come from resources that are currently classified as inferred.

The Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon, each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.  The Technical Report, which includes the PEA, is available for download on the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized. Diamond drilling and development will continue with the objective of increasing confidence in order to upgrade the categorization of the resources.   The most important assumptions on which the PEA is based include, a gold price of US$1,250 per ounce, achievement of the targeted production set out above and the accuracy of the projected capital costs.

Exploration

Caledonia intends to continue its exploration efforts both at the Blanket Mine and also at the first two of Blanket’s portfolio of 18 satellite properties: Mascot and GG.  Initial resources for both GG and Mascot were identified in the Technical Report.  No production forecasts are currently attributed to mining activity at either GG or Mascot at this stage pending ongoing metallurgical evaluations.  Further information on Blanket’s exploration is set out in Section 5 of this MD&A.

Cost Reduction

Management has taken steps to reduce the level of general and administrative expenses and these are expected to bear fruit in the course of 2015.  These steps include a reduction in the cost of Caledonia’s executive management team and the proposed closure of Caledonia’s representative office in Lusaka, Zambia, following the cessation of further exploration at the Nama project.  Management is also evaluating opportunities to reduce the taxation burden on the group outside Zimbabwe.

5     EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1           Blanket Exploration

Exploration activities on Blanket Mine target the depth extensions of the current Blanket ore bodies as well as the AR Main and AR South ore bodies and involves drilling downholes from chambers on 18 and 22 Levels to intersect the depth continuation of these ore bodies.  Drilling activities in the Quarter were hampered by numerous machine breakdowns.

Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.

5.2           Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are likely to have the greatest potential.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.

During Q1 2014 the development on the 120 meter level was completed to approximately 160 meters east of the shaft and four drill cubbies were completed from which horizontal and inclined holes were drilled into the two zones (North and South zones) that were identified by surface drilling.  The horizontal and inclined drilling intersected the identified zones, with the North zone hosting the more extensive mineralization. In Q2, development reached the North Zone where the mineralisation that had been identified by drilling in previous quarters was opened up exposing a mineralised zone over a strike of 50 meters over which chip sampling returned an average value of 3.9g/t over an average width of 4 meters.   Locally the mineralisation reaches a width of 10 meters and it is open on strike.  Locally the mineralisation reaches a width of 10 meters and it is open on strike.  Based on this encouraging result further horizontal development has been suspended so that the shaft can be deepened to 240 meters. In Q3 2014 the shaft was sunk from 120m to 150m; in Q4, the shaft was sunk further to 180 meters and development of the station on that level is in progress.

As noted in the previous quarters, metallurgical test work continues on fresh material from this zone.  The test work has confirmed that the mineralized material is refractory and test work is ongoing to optimise recovery.

Mascot Project Area

The Mascot Project Area includes three sections, viz. the Mascot prospect, the Penzance prospect and the Eagle Vulture prospect.  Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the strike extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.

In the previous quarter, underground development on Levels 1 and 2 (60m and 90m below surface respectively) confirmed the existence of potentially payable mineralisation on the North Parallel.   In Q2 and Q3 of 2014 development continued along the North Parallel on the 150m level.  This development has provided access to the mineralized area over a strike extent of 80 meters and a vertical extent of 90 meters.  In Q4 development on the North zone reached the 180 meter level.

Mine de-watering to below 180 meter level has continued, with the objective of accessing higher grade material below the current workings in 2015.  The mine has now been de-watered and the bottom of the shaft is now being cleaned to expose the shaft bottom, with the possibility to deepen the shaft by a further 120 meters.  This would allow access to the Main Shear at depth which, based on old mine records, had a substantially higher grade than the associated North Parallel and South Shear and, if successful, would improve the economic potential of this project.

6.	INVESTING

An analysis of Investment in the Quarter and the Year and in 2013 and in 2012 is set out below

Capital Investment
		2012 Year	2013 Year	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2014 Year
Total Investment	C$’000	7,909	11,738	2,032	1,550	1,379	1,826	6,786
Nama Project (i)	C$’000	3,614	2,637	-	-	-	107	107
Blanket	C$’000	4,280	9,066	2,032	1,550	1,341	1,783	6,627
Other	C$’000	15	35	-	-	38	14	52
(i)Nama is a base metal exploration project in Zambia which was fully impaired at December 31, 2013. No further exploration is planned at Nama

All investment at Blanket is funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.  No further investment is planned for the Nama project in Zambia

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe which is repayable on demand.  At December 31, 2014 this facility was unused.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at December 31, 2014 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources (Thousands of Canadian dollars)
As at	Sept 30 2013	Dec 31 2013	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014
Gross Cash and cash equivalents in the statement of financial position	25,099	25,222	26,714	25,842	27,852	26,838
Loan Facility	1,204	1,796	-	-	998	-
Cash and cash equivalents in the statement of cash flows	23,895	23,426	26,714	25,842	26,854	26,838
Working capital	29,389	28,620	31,380	30,626	31,148	31,127

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.

The loan facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.

The Company’s liquid assets as at December 31, 2014 are less than its planned and foreseeable commitments in terms of the revised LOM Plan which total approximately US$70 million over the period 2015 to 2020, the proposed funding of which is discussed in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.9 million which are not reflected as loans receivable for IFRS purposes (refer to Note 5 of the Consolidated Financial Statements).  The company has the following contractual obligations at December 31, 2014.

Payments due by Period (Thousands of Canadian dollars)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	3,681	-	-	-	3,681
Provisions	-	-	-	2,888	2,888
Capital expenditure commitments	642	-	-	-	642

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately US$50 million between November 13, 2014 and December 2017 which is not yet committed and a further US$20 million in the years 2018 to 2020, which is also uncommitted.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations, implement the Revised Plan and the advance Blanket’s satellite exploration properties which are discussed in Sections 4.7, 4.10 and 5.3 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility.  Caledonia has no obligations in respect of capital or operating leases. As of December 31, 2014, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines6 – if and when those mines are permanently closed – at an estimated discounted cost of $2,888,000 ($1,572,000 – 2013).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

Cost per ounce

Non-IFRS performance measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “All-in Cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On-mine Cost per ounce”, “All-in Sustaining Costs per ounce” and “All-in Cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

————————————————————
6 Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Reconciliation of IFRS Production Costs
	Year 2012	Q4 2013	Year 2013	Q4 2014	Year 2014
Production costs (IFRS) (C$’000’s)	25,653	5,919	27,412	7,082	30,812
Less site restoration costs (C$’000’s)	(43)	(78)	(151)	41	(32)
Less exploration costs (C$’000’)	(831)	(121)	(393)	(89)	(379)
Reversal of claim fee provision (C$’000’s)	-	970	970	-	-
Reallocated admin costs	(247)	(65)	(337)	(508)	(466)
Realisation charges (i)	-	(284)	(284)	-	-
Non-Blanket production costs	(121)	(27)	(102)	317	-
Inter company profit elimination	1,353	331	1,332	599	727
Adjusted production costs (C$’000’s)	25,764	6,645	28,447	7,443	30,662
Exchange rate (US$1 to C$)	1.00	1.06	1.03	1.10	1.10
On-mine Production costs (US$’000’s )	25,769	6,301	27,619	6,766	27,969
Gold Sales (oz)	45,181	9,454	45,048	9,604	42,927
On-mine Cost (US$/oz)	570	666	613	704	652
Royalty (US$’000’s)	5,262	845	4,412	568	3,521
Permitting costs (US$’000’s)	225	33	135	25	110
Refining and 3rd party smelting (US$’000’s) (i)	290	60	301	-	-
Administrative expenses (C$’000’s) (ii)	4,055	2,067	7,772	2,687	8,157
Exchange rate (US$1 to C$)	1.00	1.06	1.03	1.10	1.10
Administrative expenses (US$’000’s)	4,056	1,960	7,532	2,446	7,441
Community cost not related to current production			(2,000)
Reclamation and remediation of operating sites (US$’000)	90	45	107	19	75
Exploration and study costs (US$’000’s)	3	43	85	26	120
Sustaining capital investment (US$’000’s)	3,044	2,017	5,653	785	2,348
All-in Sustaining cost (US$’000)	38,739	11,303	43,844	10,634	41,584
Gold sales (oz)	45,181	9,454	45,048	9,604	42,927
All-in Sustaining Cost per ounce (US$/oz)	857	1,196	973	1,118	969
Costs not related to current production
Community costs (US$’000’s)	1,137	-	2,100	-	-
Permitting (US$’000’s)	785	14	106	14	55
Exploration (US$’000’s)	15	38	120	23	106
Capital investment (US$’000’s)	1,306	917	3,530	733	3,833
All-in Costs (US$’000’s)	41,981	12,272	49,701	11,403	45,578
Gold Sold (oz)	45,181	9,454	45,047	9,604	42,927
All-in Cost per ounce (US$/oz)	929	1,298	1,103	1,198	1,062

(i)
Third party smelting and refining costs have reduced significantly since Blanket commenced sales of gold to Fidelity Printers and Refiners in Zimbabwe.  From January 1, 2014, such charges have been absorbed into revenues and are therefore shown as a reduction in the realised price of gold.

(ii)
In 2013 the Administrative expenses were shown in the reconciliation net of the US$2 million community cost not related to current production.  The 2013 administrative expense for 2013 in the reconciliation is now shown inclusive of this amount which corresponds to the Administrative expense set out in the Consolidated Financial Statements for 2013.  This amount, in addition to a further amount of US$100,000, is shown as a community cost not related to current production in the reconciliation.

Average realised gold price per ounce
“Average realised price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average realised price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce to IFRS
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014
Revenue (IFRS) (C$’000’s)	75,221	19,218	17,190	16,591	12,114	65,113	17,063	15,555	13,492	12,972	59,082
Less miscellaneous income	-	-	(947)	-	-	(947)	-	-	-	-	-
Revenue from precious metal sales (C$’000s)	75,221	19,218	16,243	16,591	12,114	65,113	17,063	15,555	13,492	12,972	59,082
Exchange rate (1US$: C$)	0.99	1.00	1.02	1.04	1.00	1.02	1.10	1.09	1.09	1.14	1.10
Revenue from precious metal sales (US$’000’s)	75,340	19,148	15,922	16,013	12,133	63,216	15,480	14,233	12,401	11,343	53,513
Revenues from sales of silver (US$’000s)	(72)	(5)	(15)	-	(57)	(77)	(3)	(31)	(15)	(12)	(61)
Revenues from sales of gold (US$’000s)	75,268	19,143	15,907	16,013	12,076	63,138	15,477	14,202	12,386	11,331	53,452
Gold ounces sold (oz)	45,181	11,965	11,587	12,042	9,454	45,048	12,210	11,223	9,890	9,604	42,927
Average realised gold price per ounce (US$)	1 666	1 600	1 373	1,330	1,277	1,402	1,268	1,265	1,252	1,180	1,245

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014
Profit/(loss) attributable to owners of the company (IFRS)	8,721	4,593	3,055	3,733	(14,436)	(3,055)	2,425	1,840	1,112	(480)	4,897

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014
Blanket Mine Employee Trust adjustment (refer Note 18 to the Consolidated Financial Statements)	-	-	-	-	(105)	(105)	-	-	-	(54)	(54)
Add back amounts attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc.	16,034	-	1,640	-	-	1,640	-	-	-	-	-
Foreign exchange loss/(profit)	3	-	-	-	(1,677)	(1,677)	(257)	129	(389)	(659)	(1,176)
Asset impairment	330	-	-	-	14,203	14,203	-	-	-	196	196
Deferred tax	271	-	-	54	2,131	2,185				801	801
Withholding tax on distributions in specie	-	1,531		-	-	1,531
Reversal of Zambian G&A	-	-	-	-	-	-	142	198	309	340	989

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014
Under accrual for 2013 UK tax	-	-	-	-	(375)	(375)	-	-	-	375	375
Prior year adjustment in respect of GMS (SA) tax	(100)				(100)	(100)				300	300
Adjusted profit	25,258	6,124	4,695	3,787	(359)	14,247	2,310	2,167	1,032	819	6,328
Weighted average shares (m)	50.8	51.5	51.8	52.1	52.1	52.0	52.1	52.1	52.1	52.1	52.1
Adjusted EPS (cents)	49.8	11.9	9.1	7.3	(0.7)	27.6	4.4	4.2	2.0	1.9	12.1

Q4 2013 and Year 2013 adjusted EPS calculations have been adjusted to reflect the under-accrual for UK income tax arising in respect of 2013 on interest receivable by GMS (UK) on the facilitation loans.

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded in the Consolidated Financial Statements on the basis of IFRS:

Year Ended December 31, 2014
$’000
Rent paid to Bastian Investments CC, a company owned by members of the former President’s family for the rental of the Company’s Johannesburg office facilities. The rental tenancy is on a monthly basis.	142
Directors fees paid	326

Caledonia has given notice that the current lease arrangement with Bastian Investments will not be renewed when it terminates.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are presented in the consolidated financial statements for the year ended December 31, 2014 which have been publicly filed on SEDAR at www.sedar.com. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

i)          Indigenisation transaction

The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro;

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2014 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

ii)          Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)          Exploration and evaluation (“E&E”) expenditure

The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)          Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)          Share-based payment transactions

Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer to Note 5 and 20 of the Consolidated Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.

vi)          Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii) Functional currency

The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13.    FINANCIAL INSTRUMENTS

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

Impairment losses

None of the trade and other receivables is past due at the year-end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollar in the Consolidated Financial Statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made at the end of April, August and November 2014 and at the end of January 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the release of the Q2 2014 results in mid-August 2015.

Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will continue to be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

15.	SECURITIES OUTSTANDING

As at March 27, 2015 Caledonia had 52,117,908 common shares issued.

Outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)
1,161,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
744,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
2,125,920

(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

As Caledonia’s Option Plan allows the granting of options for the number of Common Shares equal to 10% of the issued shares, Caledonia could grant Options on a further 3,054,878 shares.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•
Liquidity risk:  The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Revised Plan as set out in section 4.10 of the MD&A.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•
Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•
Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

•
Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•
Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•
Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•
Country risk: The commercial environments in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

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Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk.

17.           FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Revised Plan; costs associated with the LOM Plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2014 we have tested our ICFR and management has evaluated the effectiveness of Caledonia’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses. As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties

Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICFR and the costs associated with additional staff.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated. Dr. Pearton has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.